June 3, 2009

Mr. William S. Ayer
Chairman and Chief Executive Officer
Alaska Air Group
19300 International Boulevard
Seattle, WA 98188

> **Re:** **Alaska Air Group**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 001-08957**

Dear Mr. Ayer:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

## Form 10-K

Risk Factors, page 16

1. We note your disclosure in the first paragraph of this section that "[t]hese risk factors may not be exhaustive." All material risks should be discussed in this

section.  Please revise this paragraph to clarify that you have discussed all known material risks.

Item 12. Security Ownership of Certain Beneficial Owners and Management, and Related Stockholder Matters, page 101

2.  We could not locate the Equity Compensation Plan Information.  Please advise.  Refer to Item 201(d) of Regulation S-K.

Exhibit Index, page 104

3.  We note Exhibit 10.1, incorporated by reference to Form 10-Q filed May 6, 2005, Exhibit 10.1.2, incorporated by reference to Form 10-Q filed May 8, 2007, and Exhibit 10.2, incorporated by reference to Form 10-Q filed November 9, 2005.  These agreements do not appear to contain all of the exhibits and schedules listed in the table of contents.  By way of example, we are unable to locate Schedules 5.06 and 5.13 and Exhibits E-1 and E-2 to Exhibit 10.1.  All agreements must be filed in full and include all attachments, schedules and exhibits.  Please refile each of these agreements to include all attachments, schedules and exhibits with your next Exchange Act filing.

**Definitive Proxy Statement on Schedule 14A**

2008 Director Compensation, page 20

4.  Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis.  See Instruction to Regulation S-K Item 402(k), which refers to the Instruction to Item 402(c)(2)(v) and (vi).

\* \* \* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217.  If you need further assistance, you may contact me at (202) 551-3574.

Regards,


Julie F. Bell
Attorney-Advisor


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